

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group



7 November 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 2 November 2005, Re : Extension of time to comply with the public shareholding spread pursuant to paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 11/23

General Announcement
Reference No **O&-051102-62570**

Submitting Merchant Bank	:	K & N KENANGA BHD
Company Name	:	LION INDUSTRIES CORPORATION BERHAD
Stock Name	:	LIONIND
Date Announced	:	02/11/2005

K & N KENANGA BHD (15678-H)
CORPORATE FINANCE
17TH FLOOR, SUITE 17.06
KENANGA INTERNATIONAL
JALAN SULTAN ISMAIL, 50250 KUALA LUMPUR
TEL: 03-2164 6689 FAX: 03-2164 6690

Type : **Announcement**
Subject : LION INDUSTRIES CORPORATION BERHAD ("LICB" or the "Company")

Extension of time to comply with the public shareholding spread pursuant to paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Public Spread Requirement")

Contents :

We refer to the Company's announcement dated 31 January 2005 (**"Announcement"**) in respect of the Public Spread Requirement.

As stated in the Announcement, the Securities Commission (**"SC"**) had on 26 January 2005 granted the Company an extension of time to 31 October 2005 from 31 December 2004 to comply with the public shareholding spread requirement of Lion Forest Industries Berhad (**"LFIB"**).

K&N Kenanga Bhd (**"Kenanga"**), on behalf of the Company had on 21 October 2005 submitted an application to the SC for a further extension of time for three (3) months from 31 October 2005 to 31 January 2006 in order for the Company to revert to the SC on the revised timeline to comply with the Public Spread Requirement (**"Application"**). As at the date of this announcement, the Company is still awaiting a decision from the SC on the Application.

The Company will make the necessary announcements on any further developments

This announcement is dated 2 November 2005.